Exhibit 99.27

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

BSR Real Estate Investment Trust (the “REIT”)

333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7

Item 2.	Date of Material Change

January 1, 2026

Item 3.	News Release

Attached as Schedule “A” is a copy of the press release relating to the material change, which was disseminated on January 2, 2026 through the newswire services of Cision and filed on the System for Electronic Data Analysis and Retrieval + (SEDAR+).

Item 4.	Summary of Material Change

On January 2, 2026, the REIT announced the retirement of W. Daniel Hughes, Jr. from the board of trustees of the REIT (the “Board”) and the appointment of Mark Decker, Jr. to the Board to serve as a trustee until the next annual general meeting of unitholders of the REIT.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A” attached hereto.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business telephone number of the officer of the REIT who can answer questions regarding this material change report is as follows:

Tom Cirbus, Chief Financial Officer

Tel:	501.371.6373

Item 9.	Date of Report

January 5, 2026

SCHEDULE “A”

(see attached)

BSR Real Estate Investment Trust Announces Retirement of W. Daniel Hughes, Jr. from the Board and Appointment of Mark Decker, Jr.

LITTLE ROCK, AR and TORONTO, ON January 2, 2026: BSR Real Estate Investment Trust (“BSR” or the “REIT”) (TSX:HOM.U and HOM.UN) has announced that W. Daniel Hughes, Jr. has retired from the REIT’s board of trustees (the “Board”) and, in connection with the retirement, Mark Decker, Jr. has been appointed to the Board, effective January 1, 2026.

W. Daniel Hughes, Jr.’s Retirement from the Board of Trustees

After nearly 29 years of service with BSR and its predecessors W. Daniel Hughes, Jr. retired from the Board of the REIT effective January 1, 2026. Mr. Hughes founded Summit Housing Partners, LLC, the predecessor to BSR Trust, LLC, and served as the first Chief Executive Officer of BSR Trust, LLC until 2013. Mr. Hughes provided invaluable guidance and real estate expertise to the Board and management during his tenure as a trustee since the REIT’s initial public offering in May, 2018. Mr. Hughes continues to serve as CEO and Chair of Envolve Communities, a vertically integrated owner and manager of approximately 40,000 apartment units situated in the United States.

S. Jane Marshall, Chair of the Board, commented, “On behalf of the Board of Trustees, I would like to thank Daniel for his consistent leadership and considerable contributions to the REIT throughout his tenure, both as a member of management and as a trustee. Daniel is truly the embodiment of BSR’s culture: hardworking, loyal, and passionate about the mission of the REIT. We will miss his constant presence, most recently in the boardroom, but will count on his continued support as a significant unitholder of the REIT.”

Appointment of Mark Decker, Jr. to the Board of Trustees

BSR is pleased to announce that Mark Decker, Jr. has been appointed as Mr. Hughes’ successor to serve as a trustee on the Board until the next annual general meeting of unitholders of the REIT.

Mr. Decker currently serves as the President, Chief Executive Officer, and Director of Global Medical REIT Inc. (NYSE: GMRE), a U.S. healthcare real estate investor. Mr. Decker also has extensive experience in the U.S. multifamily real estate sector, having previously served as President, CEO, Trustee & Chief Investment Officer at Centerspace (NYSE: CSR) for almost seven years, following his role as Managing Director and U.S. Group Head of Real Estate Investment and Corporate Banking at BMO Capital Markets. Mr. Decker will serve on the Board as an independent trustee and has joined the Board’s investment committee.

“We are honored to have Mark join the Board,” said Ms. Marshall. “Mark’s industry expertise, capital markets prowess, and executive acumen complement our Board’s diverse skill sets extremely well. We look forward to his contributions and welcome him to the BSR family.”

About BSR Real Estate Investment Trust

BSR Real Estate Investment Trust is an internally managed, unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust under the laws of the Province of Ontario. The REIT owns a portfolio of multifamily garden-style residential properties located in attractive primary markets in the Sunbelt region of the United States.

For further information, please contact:

Spencer Andrews

Vice President of Marketing and Investor Relations

BSR Real Estate Investment Trust

Tel: 501.371.6321